Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                Registration Statement File No: 333-33896

   On April 14, 2000, NiSource distributed the following news item to its employees. The news item was included in NiSource's daily newsletter, "The FLASH."


                              TEXT OF NEWS ITEM
                               APRIL 14, 2000

       "COLUMBIA ENERGY GROUP REPORTS FIRST QUARTER 2000 RESULTS. . .

   Columbia Energy Group yesterday reported income from continuing operations for the first quarter 2000 of $149.7 million, or $1.83 per share, compared to $160.4 million, or $1.92 per share in the 1999 period.

   Excluding the one-time $20.6 million after-tax gain recorded in 1999, related to the producer settlement, income from continuing operations was up $9.9 million, or 16 cents over the same period last year despite eight percent warmer weather. All per share amounts are on a diluted basis.

   "I am pleased to report another quarter of solid performance from our operating segments," said Oliver G. Richard III, chairman, president and chief executive officer of Columbia Energy Group. "While results for the 2000 first quarter were dampened by significantly warmer than normal weather, 14 percent this year compared to six percent warmer than normal in the 1999 period, we maintain our commitment to enhance future results of core businesses through initiatives to expand services and promote cost efficiencies."

                                     ###

             This news item contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants, and the actions of the federal and state regulators.

             Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties.





             Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the document.

             NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus of NiSource and Columbia, and other documents with the Securities and Exchange Commission. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors and security holders are able to receive the final joint proxy statement/prospectus and other documents free of charge at the SEC's web site, http://www.sec.gov, from NiSource at its web site, http://www.nisource.com, or from Columbia at its web site, http://www.columbiaenergygroup.com. Information concerning the identity of the participants in the solicitation of proxies by the NiSource Inc. and Columbia Energy Group boards of directors and their direct or indirect interest, by security holdings or otherwise, may be obtained from the Secretary of NiSource Inc. or the Secretary of Columbia Energy Group at the respective addresses listed above.